Filed by YishengBio Co., Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Summit Healthcare Acquisition Corp.

Commission File No.: 001-40466

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2022

SUMMIT HEALTHCARE ACQUISITION CORP.

(Exact name of Registrant as Specified in Its Charter)

Cayman Islands	001-40466	98-1574360
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 1101, 11th Floor 1 Lyndhurst Tower, 1 Lyndhurst Terrace Central, Hong Kong		N/A
(Address of Principal Executive Offices)		(Zip Code)

+852-9162-5199

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	SMIHU	Nasdaq Capital Market
Class A ordinary shares, par value $0.0001 per share, included as part of the units	SMIH	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	SMIHW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Business Combination Agreement

On September 29, 2022, Summit Healthcare Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Summit”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with YishengBio Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands (to be renamed as YS Biopharma Co., Ltd, herein referred to as “YS Biopharma”), Oceanview Bioscience Acquisition Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of YS Biopharma (“Merger Sub I”) and Hudson Biomedical Group Co., Ltd., an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of YS Biopharma (“Merger Sub II,” and together with Merger Sub I, “Merger Subs”). Capitalized terms in this Item 1.01 not otherwise defined shall have the meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement and the Transactions (as defined below) were unanimously approved by the boards of directors of Summit and YS Biopharma and were approved by the shareholders of YS Biopharma. The Transactions are expected to be consummated after obtaining the required approval by the shareholders of Summit and the satisfaction of certain other customary closing conditions.

The Business Combination

The Business Combination Agreement provides for (i) the merger of Merger Sub I with and into Summit (the “First Merger”), with Summit surviving the First Merger as the surviving entity (the “Surviving Entity”) and becoming a wholly-owned subsidiary of YS Biopharma, and (ii) the merger of the Surviving Entity with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers,” together with other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Merger Sub II surviving the Second Merger as the surviving company (the “Surviving Company”) and remaining as the wholly-owned subsidiary of YS Biopharma.

Subject to, and in accordance with the terms and conditions set forth in the Business Combination Agreement, immediately prior to the effective time of the First Merger (the “First Merger Effective Time”), (i) each preferred share of YS Biopharma with par value of US$0.000005 will be converted into one ordinary share of YS Biopharma with par value of US$0.000005; (ii) after the conversion of all preferred shares into ordinary shares, each four of the ordinary shares of YS Biopharma with par value of US$0.000005 will be consolidated into one ordinary share of YS Biopharma with par value of US$0.00002, and each four of the options to acquire ordinary shares of YS Biopharma will be consolidated into one option to acquire ordinary share of YS Biopharma, subject to rounding up to the nearest whole number of shares; and (iii) the second amended and restated memorandum and articles of association of YS Biopharma shall be adopted and become effective. Items (i) through (iii) are herein referred to as the “YS Biopharma Capital Restructuring.”

Subject to, and in accordance with the terms and conditions set forth in the Business Combination Agreement, following completion of the YS Biopharma Capital Restructuring and immediately prior to the First Merger Effective Time, (i) each of Summit’s units (“Units”) (each consisting of one Class A ordinary share of Summit, par value US$0.0001 per share (“Summit Class A Share”) and one-half of one redeemable warrant of Summit, with each whole warrant exercisable for one Summit Class A Share (“Summit Warrant”)) issued and outstanding immediately prior to the First Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Summit Class A Share and one-half of one Summit Warrant (the “Unit Separation”); (ii) each Summit Class A Share (including Summit Class A Shares held by Summit’s public shareholders as a result of the Unit Separation and Summit Class A Shares to be issued pursuant to the Forward Purchase Subscriptions, but excluding any treasury Summit Shares, redeeming Summit Shares and dissenting Summit Shares) issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist, in exchange for the right to receive such fraction of newly issued ordinary shares of YS Biopharma with par value of US$0.00002 after the YS Biopharma Capital Restructuring (“YS Biopharma Ordinary Shares”) that is equal to the SPAC Class A Exchange Ratio (as described below), without interest; (iii) an aggregate of 1,446,525 Class B ordinary shares of Summit, par value US$0.0001 per share (“Summit Class B Shares,” together with Summit Class A Shares, “Summit Shares”) held by Summit Healthcare Acquisition Sponsor LLC, a Cayman Islands limited liability company (“Sponsor”) will be surrendered for nil consideration, and after such surrender, each of the remaining Summit Class B Shares held by Sponsor and the independent directors of Summit issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist, in exchange for the right to receive one newly issued YS Biopharma Ordinary Share; (iv) each Summit Class B Share held by a Forward Purchase Investor and its permitted transferees issued and outstanding immediately prior to the First Merger Effective Time shall automatically be cancelled and cease to exist, in exchange for the right to receive (a) such fraction of newly issued YS Biopharma Ordinary Shares that is equal to the SPAC Class A Exchange Ratio, without interest, if and only if such Forward Purchase Investor has fully delivered its portion of the Forward Purchase Investment Amount as required under the applicable Forward Purchase Agreement and, failing that, (b) one newly issued YS Biopharma Ordinary Share; and (v) each whole Summit Warrant outstanding immediately prior to the First Merger Effective Time shall cease to be a warrant with respect to Summit Shares and be assumed by YS Biopharma and converted into a warrant of YS Biopharma to purchase one YS Biopharma Ordinary Share (the “YS Biopharma Warrants”), subject to substantially the same terms and conditions prior to the First Merger Effective Time. No fractional shares or warrants will be issued in the foregoing process, and all such shares or warrants would be rounded down to the nearest whole number of shares or warrants.

The SPAC Class A Exchange Ratio will be calculated based on the number of redeeming and non-redeeming Summit Shares. As a result of changes to the SPAC Class A Exchange Ratio, up to an aggregate of 2,732,325 YS Biopharma Ordinary Shares, including 1,446,525 YS Biopharma Ordinary Shares to be contributed by the Sponsor through a share surrender immediately prior to the First Merger Effective Time and up to 1,285,800 new YS Biopharma Ordinary Shares, will be provided to non-redeeming Summit shareholders and the Forward Purchase Investors, which is expected to enhance the value of the YS Biopharma Ordinary Shares to be issued to these investors.

In addition, upon the consummation of the First Merger, (i) if there are any Summit Shares that are owned by Summit as treasury shares or any Summit Shares owned by any direct or indirect subsidiary of Summit immediately prior to the First Merger Effective Time, such Summit Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor; (ii) each Redeeming SPAC Share issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with Summit’s amended and restated memorandum and articles of association; and (iii) each Dissenting SPAC Share issued and outstanding immediately prior to the First Merger Effective Time held by a Dissenting SPAC Shareholder shall be cancelled and cease to exist and shall thereafter represent only the right to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Cayman Act.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of each of the parties thereto that are customary for transactions of this type, many of which are qualified by materiality. The representations and warranties of the respective parties to the Business Combination Agreement will not survive the closing of the Mergers (the “Closing”).

Covenants

The Business Combination Agreement contains certain covenants of the parties with respect to operation of their respective businesses prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions, including, among other things, (i) a covenant providing for Summit and YS Biopharma to cooperate in the preparation of the Registration Statement on Form F-4 required to be filed in connection with the Mergers (the “Registration Statement”); (ii) covenants prohibiting Summit and YS Biopharma from, among other things, soliciting or negotiating with third parties regarding alternative similar transactions; (iii) covenants providing for YS Biopharma and Summit to effectuate changes to the post-Closing board composition and board committee composition; (iv) covenants providing for YS Biopharma to use commercially reasonable efforts to conduct business in the ordinary course through the Closing; (v) covenants providing for Summit and Merger Subs to operate their respective business in the ordinary course through the Closing; (vi) covenants providing for Summit to remain listed as a public company on Nasdaq, and covenants for YS Biopharma to apply for listing as a public company on Nasdaq; (vii) covenants providing for parties to use commercially reasonable efforts to undertake promptly any and all action necessary to consummate the Transactions; and (viii) covenants providing for parties to use commercially reasonable efforts to obtain any necessary clearance, approval, consent or regulatory approval for the Transactions.

Conditions Precedents to the Closing

The Closing shall take place remotely by conference call and exchange of documents and signatures in accordance with the Business Combination Agreement when all conditions that are required thereunder to be satisfied at or prior to the Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), except that if the First Merger and the Second Merger are not consummated on the same day, references to the Closing and the Closing Date shall be construed to mean the consummation of the First Merger and the date of the First Merger Effective Time, respectively, and each party hereto shall take all actions within its power as may be necessary or appropriate such that the Second Merger is consummated as promptly as reasonably practicable after the Closing.

The obligations of all parties to consummate the Mergers are conditioned upon the satisfaction or waiver of certain conditions, including, among others, (i) approval of the Transactions by the shareholders of Summit and YS Biopharma; (ii) the waiver of deferred underwriting fee by the underwriter for Summit’s IPO; (iii) effectiveness of the Registration Statement; (iii) approval of the Transactions by YS Biopharma’s Majority Lenders; (iv) receipt of approval for listing on the Nasdaq of the YS Biopharma Ordinary Shares and the YS Biopharma Warrants; (v) Summit having at least $5,000,001 of net tangible assets after deducting the SPAC Shareholder Redemption Amount; and (vi) absence of any law (whether temporary, preliminary or permanent) or governmental order enacted, issued, promulgated, enforced or entered by governmental authority that is then in effect and which has the effect of making the Closing illegal or which otherwise prevents or prohibits consummation of the Closing, other than any such restraint that is immaterial.

The obligations of Summit to consummate the Mergers are conditioned upon the satisfaction or wavier of certain conditions, including, among others, (i) the accuracy of the representations and warranties of YS Biopharma and the Merger Subs (subject to customary bring-down standards and materiality qualifiers); (ii) the obligations and covenants of YS Biopharma and the Merger Subs having been performed in all material respects; (iii) the YS Biopharma Capital Restructuring shall have been completed; and (iv) no material adverse effect with respect to YS Biopharma shall have occurred and is continuing.

The obligations of YS Biopharma and the Merger Subs to consummate the Mergers are conditioned upon the satisfaction or wavier of certain conditions, including, among other things, (i) the accuracy of the representations and warranties of Summit (subject to customary bring-down standards and materiality qualifiers); (ii) the obligations and covenants of Summit having been performed in all material respects; (iii) the Available Closing Cash Amount is not less than $30,000,000; and (iv) no material adverse effect with respect to Summit shall have occurred and is continuing.

Termination

The Business Combination Agreement may be terminated under customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of YS Biopharma and Summit; (ii) by Summit or YS Biopharma, if the Transactions shall not have been consummated on or prior to 270th day after the date of Business Combination Agreement; (iii) by either YS Biopharma or Summit if any governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which has become final and non-appealable and has the effect of permanently making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; (iv) by YS Biopharma if the Summit Board or any committee thereof has withheld, withdrawn, qualified, amended or modified, or publicly proposed or resolved to withhold, withdraw, qualify, amend or modify, the recommendation of Summit Board that the Summit shareholders vote in favor of the Business Combination Proposals; (v) by YS Biopharma if the Summit shareholders’ approval shall not have been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof; (vi) by Summit if the Summit shareholders’ approval shall not have been obtained by reason of the failure to obtain the required vote at the Extraordinary General Meeting duly convened therefor or at any adjournment or postponement thereof, unless Summit has materially breached any of its obligations with respect to obtaining Summit shareholders’ approval under the Business Combination Agreement; (vii) by Summit if there is any breach of any representation, warranty, covenant or agreement on the part of YS Biopharma or a Merger Sub set forth in the Business Combination Agreement, such that the conditions to Summit’s obligations to consummate the Transactions would not be satisfied at the Closing, and such breach cannot be or has not been cured within 30 days following receipt by YS Biopharma of notice from Summit of such breach, provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements set forth in the Business Combination Agreement; (viii) by YS Biopharma if there is any breach of any representation, warranty, covenant or agreement on the part of Summit set forth in the Business Combination Agreement, such that the conditions to YS Biopharma and Merger Subs’ obligation to consummate the Transactions would not be satisfied at the Closing, and such breach cannot be or has not been cured within 30 days following receipt by Summit of notice from YS Biopharma of such breach, provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements set forth in the Business Combination Agreement; (ix) by Summit if any YS Biopharma shareholder rescinds, revokes, withholds, withdraws, qualifies, amends or modifies YS Biopharma shareholders’ approval, provided that Summit shall not have the right to terminate the Business Combination Agreement pursuant to this paragraph if such rescission, revocation, withholding, withdrawal, qualification, amendment or modification of YS Biopharma Shareholders’ Approval results from a material amendment to the Transaction Documents; (x) by Summit if any director or shareholder of Merger Sub I or Merger Sub II rescinds, revokes, withholds, withdraws, qualifies, amends or modifies the Merger Sub I written resolutions or Merger Sub II written resolutions approving the Business Combination Agreement, the Plan of First Merger, the Plan of Second Merger and the Transactions; or (xi) by YS Biopharma if the Available Closing Cash Amount becomes incapable of being satisfied at the Closing without any amendments, modifications or supplements to, or waivers under, the Business Combination Agreement.

The foregoing description of the Business Combination Agreement and the Transactions does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement and related agreements.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates set forth thereunder. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been included as Exhibit 2.1 to this Current Report on Form 8-K (this “Current Report”) to provide information regarding its terms. It is not intended to provide any other factual information about Summit, YS Biopharma, or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Summit’s public disclosures.

Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Shareholder Support Agreement

Concurrently with the execution of the Business Combination Agreement, YS Biopharma and Summit entered into a Shareholder Support Agreement and Deed (the “Shareholder Support Agreement”) with certain YS Biopharma shareholders (the “YSB Shareholders”) and certain Summit shareholders (the “SPAC Shareholders,” and together with the YSB Shareholders, the “Supporting Shareholders”) with respect to the Transactions and post-Closing rights and obligations of shareholders of YS Biopharma. The Shareholder Support Agreement provides that, among other things,

Shareholder Support. (i) the Supporting Shareholders will appear at shareholders meetings of YS Biopharma (or Summit, as applicable) and vote in favor of, consent to or approve the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, whether at a shareholder meeting of YS Biopharma (or Summit, as applicable) or by written consent, except that no YSB Shareholder shall be obliged to vote in favor of any future amendment, modification or supplement to the Business Combination Agreement or any other Transaction Document; (ii) the Supporting Shareholders will vote against (or act by written consent against) any alternative proposals or actions that would impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Business Combination Agreement; (iii) the YSB Shareholders agree not to exercise any redemption rights with respect to the shares of YS Biopharma owned by them from the date of the Business Combination Agreement until the Shareholder Support Agreement is terminated in accordance with its terms, subject to certain exceptions set forth therein; (iv) the Sponsor will surrender 1,446,525 Summit Class B Shares for nil consideration immediately prior to the First Merger Effective Time and exchange all of the remaining Summit Shares held by it into YS Biopharma Ordinary Shares on a one-for-one basis at the First Merger Effective Time; and (v) the Sponsor agrees to reimburse Summit or YS Biopharma, at the Closing, certain transaction and operating expenses of Summit if such expenses exceed the amounts agreed by Summit and YS Biopharma.

Shareholders Rights. (i) the letter agreement between Summit, Sponsor and certain other parties thereto, dated as of June 8, 2021, and all the registration and shareholder rights thereunder, will be terminated effective at the First Merger Effective Time; and (ii) YS Biopharma and the YSB Shareholders agree to amend the shareholders agreement of YS Biopharma (the “YS Biopharma Shareholders Agreement”) and terminate all the special shareholder rights and obligations thereunder, effective at the First Merger Effective Time, except for the following rights and transfer restrictions:

(i)	Registration Rights. The Supporting Shareholders, together with any other shareholder of YS Biopharma who currently is or subsequently becomes a party to the YS Biopharma Shareholders Agreement, are entitled to customary demand and piggyback registration rights. YS Biopharma also agrees to file a registration statement on Form F-1 within 20 days after the Closing (or 60 days if additional financial information is required) to register the registrable securities pursuant to the YS Biopharma Shareholders Agreement.

(ii)	Lock-Up Restrictions. Summit and YS Biopharma agree to cause the Sponsor and the independent directors of Summit (together with the Sponsor, the “SPAC Insiders”) and all pre-Closing shareholders of YS Biopharma (together with the SPAC Insiders, the “YS Biopharma Lock-Up Shareholders”) to be subject to certain lock-up restrictions as provided therein, effective as of the First Merger Effective Time, pursuant to which, any YS Biopharma Ordinary Shares held by such YS Biopharma Lock-Up Shareholder immediately after the First Merger Effective Time (such YS Biopharma Ordinary Shares, collectively, the “YS Biopharma Lock-Up Shares”) shall not be transferred during the applicable lock-up period, subject to customary exceptions. For each YS Biopharma Lock-Up Shareholder who is not a SPAC Insider, the applicable lock-up period will be 180 days from and after the First Merger Effective Time. For each YS Biopharma Lock-Up Shareholder who is a SPAC Insider, the applicable lock-up period will be twelve months from and after the First Merger Effective Time. The lock-up requirements will cease to apply after the date on which the closing price of the YS Biopharma Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the First Merger Effective Time. YS Biopharma may release, (i) in its sole discretion, up to 3,000,000 YS Biopharma Lock-Up Shares and (ii) with prior written consent from Summit and the Sponsor, an additional number of YS Biopharma Lock-Up Shares to the extent necessary to satisfy the minimum public float requirement as required for obtaining Nasdaq’s listing approval, provided that a release pursuant to sub-clauses (i) and (ii) shall apply on a pro rata basis to all YS Biopharma Lock-Up Shares held by YS Biopharma Lock-Up Shareholders who are holders of preferred shares of YS Biopharma (and ordinary shares issued upon conversion thereof) immediately prior to the First Merger Effective Time.

(iii)	Director Appointment Rights. The Sponsor will have the right to appoint two directors on the board of directors of YS Biopharma so long as the Sponsor beneficially owns not less than 1% of all the issued and outstanding shares of YS Biopharma after the Closing.

The foregoing description of the Shareholder Support Agreement is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 10.1 to this Current Report and incorporated by reference herein.

Warrant Assignment Agreement

Concurrently with the execution of the Business Combination Agreement, YS Biopharma, Summit and Continental Stock Transfer & Trust Company, the warrant agent to Summit (the “Warrant Agent”), entered into a warrant assignment agreement (the “Warrant Assignment Agreement”) to amend such warrant agreement (the “Warrant Agreement”), dated June 8, 2021, by and between Summit and the Warrant Agent, pursuant to which Summit assigns and delegates to YS Biopharma all of its rights, interests, and obligations in and under the Warrant Agreement, effective as of the First Merger Effective Time.

The foregoing description of the Warrant Assignment Agreement is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 10.2 to this Current Report and incorporated by reference herein.

Forward Purchase Agreements

Prior to Summit’s initial public offering, Summit entered into forward purchase agreements (collectively, the “Forward Purchase Agreements”) with each of Snow Lake Capital (HK) Limited and the Valliance Fund (collectively, the “Forward Purchase Investors”). The Forward Purchase Agreements provide for the purchase by the Forward Purchase Investors of an aggregate of 3,000,000 Summit Class A Shares, plus an aggregate of 750,000 redeemable warrants to purchase Summit Class A Shares at $11.50 per share, for an aggregate purchase price of $30,000,000 in a private placement to close concurrently with the closing of Summit’s initial business combination, which will be the consummation of the Transactions. The Forward Purchase Investors’ subscription obligations under the Forward Purchase Agreements do not depend on whether any Summit Class A Shares are redeemed by Summit’s public shareholders. Proceeds received from the Forward Purchase Investors under the Forward Purchase Agreements will count towards the Available Closing Cash Amount, which is required to be not less than $30,000,000 under the Business Combination Agreement. The Forward Purchase Investors have also agreed to vote all Summit Shares held by them in favor of Summit’s initial business combination if Summit seeks shareholder approval of such transaction.

The foregoing description of the Forward Purchase Agreements is qualified in its entirety by reference to the full text of such agreements filed as Exhibit 10.6 and Exhibit 10.7 to the Current Report on Form 8-K filed by Summit on June 14, 2021, and incorporated by reference herein.

Promissory Note

On September 29, 2022, Summit issued an unsecured, interest-free promissory note to the Sponsor (the “Sponsor Convertible Note”) pursuant to which Summit may borrow up to US$1,500,000 from the Sponsor for costs and expenses reasonably related to Summit’s working capital needs prior to the consummation of the Business Combination. All unpaid principal under the Sponsor Convertible Note will become due and payable in full on the date on which Summit consummates the Business Combination (such date, the “Maturity Date”), unless earlier accelerated upon the occurrence of an Event of Default (as defined in the Sponsor Convertible Note). The Sponsor will have the option, at any time on or prior to the Maturity Date, to convert any amounts outstanding under the Sponsor Convertible Note, up to US $1,500,000 in the aggregate, into warrants to purchase Summit Class A Shares, at a conversion price of $1.00 per warrant, with each warrant entitling the holder to purchase one Summit Class A Share at a price of $11.50 per share, subject to the same adjustments applicable to the private placement warrants sold concurrently with Summit’s initial public offering. As previously disclosed, Wei Fu, Summit’s Honorary Chairman and Senior Advisor, Bo Tan, Summit’s Chief Executive Officer, Co-Chief Investment Officer and Director and Ken Poon, Summit’s President, Co-Chief Investment Officer and Director, are managers of the Sponsor and have voting and investment discretion with respect to the Summit Shares held of record by the Sponsor.

The foregoing description of the Sponsor Convertible Note is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 2.2 to this Current Report and incorporated by reference herein.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 of this Current Report is incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Current Report is incorporated by reference herein. The issuance of the Sponsor Convertible Note was made in reliance on the exemption from registration provided by Regulation S of the Securities Act of 1933, as amended.

Item 7.01 Regulation FD Disclosure.

On September 29, 2022, Summit and YS Biopharma issued a joint press release (the “Press Release”) announcing the execution of the Business Combination Agreement. The Press Release is attached hereto as Exhibit 99.1 to this Current Report and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is a corporate presentation that YS Biopharma has prepared for use in connection with the Transactions, dated September 29, 2022.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Summit under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, anticipated milestones with respect to the clinical and pre-clinical programs of YS Biopharma, projections of market opportunity and expectations, the estimated implied enterprise value of the combined company, YS Biopharma’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Transactions, Summit’s and YS Biopharma’s ability to consummate the proposed Transaction, and expectations related to the terms and timing of the Transactions, as applicable. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Summit’s and YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Summit and YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, each of Summit and YS Biopharma caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by YS Biopharma with the SEC and other documents filed by YS Biopharma or Summit from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Summit nor YS Biopharma can assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Mergers due to the failure to obtain approval from Summit’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Mergers, the amount of redemption requests made by Summit’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement to be filed by YS Biopharma with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2021 of Summit and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Summit nor YS Biopharma presently know or that Summit and YS Biopharma currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this Current Report represent the views of Summit and YS Biopharma as of the date of this Current Report. Subsequent events and developments may cause those views to change. However, while Summit and YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Summit or YS Biopharma as of any date subsequent to the date of this Current Report. Except as may be required by law, neither Summit nor YS Biopharma undertakes any duty to update these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction, Summit and YS Biopharma intend to cause a registration statement on Form F-4 (the “Registration Statement”) to be filed with the SEC which will include a proxy statement to be distributed to Summit’s shareholders in connection with Summit’s solicitation for proxies for the vote by Summit’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as a prospectus relating to YS Biopharma’s securities to be issued in connection with the proposed transaction. Summit’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Summit’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Summit, YS Biopharma and the proposed transaction. After the Registration Statement is filed and declared effective, Summit will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the proposed transaction. Shareholders may also obtain a copy of the preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, as well as other documents filed with the SEC regarding the proposed transaction and other documents filed with the SEC, without charge, at the SEC’s website located at www.sec.gov.

Participants in the Solicitation

Summit, YS Biopharma and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Summit’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Summit’s shareholders in connection with the proposed transaction will be set forth in Summit’s proxy statement/prospectus to be filed with the SEC in connection with the transaction. You can find more information about Summit’s directors and executive officers in Summit’s final prospectus related to its initial public offering dated June 8, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Summit or YS Biopharma, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of September 29, 2022, by and among Summit, YS Biopharma, Merger Sub I and Merger Sub II.

2.2*	Promissory Note, dated as of September 29, 2022, by Summit

10.1*	Shareholder Support Agreement and Deed, dated as of September 29, 2022, by and among Summit, YS Biopharma, certain shareholders of YS Biopharma, Sponsor, and other parties thereto.

10.2	Warrant Assignment Agreement, dated as of September 29, 2022, by and among Summit, YS Biopharma and Warrant Agent.

99.1	Joint Press Release of Summit and YS Biopharma, dated September 29, 2022.

99.2	Corporate Presentation of YS Biopharma, dated September 29, 2022.

104	Cover page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission; provided, however, that the registrant may request confidential treatment for any such schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUMMIT HEALTHCARE ACQUISITION CORP.
Dated: September 29, 2022

	By:	/s/ Bo Tan
Bo Tan
Chief Executive Officer, Co-Chief Investment Officer and Director